UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-37889

TOP SHIPS INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Senior Convertible Notes and Warrants to Purchase Common Shares

On October 27, 2026, TOP Ships Inc. (the “Company”) issued a press release announcing the execution of a Securities Purchase Agreement, dated as of October 27, 2026 (the “Securities Purchase Agreement”), by and among the Company and an institutional investor (the “Purchaser”), the terms and conditions of which are described below.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Securities Purchase Agreement

Pursuant to and subject to the terms and conditions of the Securities Purchase Agreement, the Company agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Company (i) Senior Convertible Notes representing an aggregate principal amount of $5,555,555.56 (the “Initial Notes”), Class D warrants (the “Initial Warrants”) to purchase an aggregate of $5,555,555.56 of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and Common Shares and/or prefunded warrants equal to 5% of the face value of principal amounts of the Initial Notes issued at the closing of the purchase and sale of the Initial Notes and Initial Warrants (the “Initial Commitment Shares”) pursuant to the Securities Purchase Agreement (the “Initial Closing”) and (ii) Senior Convertible Notes representing an aggregate principal amount of $5,555,555.56 (the “Second Close Notes” and together with the Initial Notes, the “Notes”), Class D warrants (the “Second Close Warrants” and together with the Initial Warrants, the “Warrants”) to purchase an aggregate of $5,555,555.56 of Common Shares, and Common Shares and/or Prefunded Warrants equal to 5% of the face value of principal amounts of the Second Close Notes issued at the closing of the purchase and sale of the Second Close Notes and Second Close Warrants (together with the Initial Commitment Shares, the “Commitment Shares”) pursuant to the Securities Purchase Agreement (the “Second Closing” and together with the Initial Closing, the “Closings”) in a private placement in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

On October 28, 2026, the Initial Closing was consummated by the parties thereto, pursuant to which the Company sold to the Purchaser, for an aggregate amount of $5,000,000, the Initial Notes, the Initial Warrants, and 992,064 Initial Commitment Shares. At the Second Closing, if it occurs, the Company will sell to the Purchaser, for an aggregate amount of $5,000,000, the Second Close Notes, the Second Close Warrants, and a number of Commitment Shares equal to 5% of the face value of principal amounts of the Second Close Notes issued at the Second Closing divided by the Fixed Conversion Price (as defined below) with respect to the Second Closing.

Pursuant to the Securities Purchase Agreement, the consummation of the Second Closing requires, in addition to customary conditions to closing, that (i) no event of default under the Notes shall have occurred and be continuing; (ii) the closing price of the Company’s Common Shares on the NYSE American or any other market or exchange on which its Common Shares are listed or quoted for trading (the “Trading Market”) on the immediately preceding day on which the principal Trading Market is open for trading (the “Trading Day”) equals or exceeds $1.00 per share; (iii) the average daily dollar trading volume for the Company’s Common Shares on the Trading Market over the prior five (5) consecutive Trading Days equals or exceeds $200,000, (iv) the outstanding principal balance of the Initial Notes is less than $2,500,000, (v) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more notices of conversion of the applicable Notes, (vi) the Company shall have paid all liquidated damages and other amounts owing to the holder in respect of the applicable Notes, (vii) the Common Shares are trading on a Trading Market and all of the Common Shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market, without suspension or material limitation on trading, and no delisting or suspension by such Trading Market is pending or has been threatened and is reasonably likely to occur (after giving effect to all applicable notice, appeal, compliance and hearing periods) as evidenced by a writing by such Trading Market, (viii) there is a sufficient number of authorized but unissued and otherwise unreserved Common Shares for the issuance of all of the shares then issuable pursuant to the Transaction Documents, (ix) there has been no public announcement of a pending or proposed Fundamental Transaction (as defined in the Notes) or Change of Control Transaction (as defined in the Notes) that has not been consummated, and (x) the applicable holder of the applicable Notes and Warrants is not in possession of any information provided by the Company, any of its Subsidiaries, or any of their officers, directors, employees, agents or Affiliates, that constitutes, or may constitute, material non-public information.

In addition, as a condition to the consummation of the Closings, the Securities Purchase Agreement requires that, from the date of the Securities Purchase Agreement to the date of the applicable Closing, trading in the Common Shares shall not have been suspended by the U.S. Securities and Exchange Commission (the “Commission”) or the Company’s principal Trading Market and, at any time prior to the applicable Closing, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at such Closing.

The Securities Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Securities Purchase Agreement, the Company will use the net proceeds from the sale of the Notes and the Warrants for working capital purposes and shall not use such proceeds: (a) (i) for a period of two months following the Initial Closing, the redemption of any Common Shares or Common Share Equivalents (as defined in the Securities Purchase Agreement), and (ii) following the expiration of such two month period, the redemption of any preferred shares held by a related party, (b) for the settlement of any outstanding litigation or (c) in violation of Foreign Corrupt Practices Act of 1977, as amended or the Office of Foreign Assets Control of the U.S. Treasury Department regulations.

The Company has agreed for a period of thirty trading days from the applicable closing, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Securities Purchase Agreement), subject to certain exceptions set forth in the Securities Purchase Agreement. The Company has also agreed, subject to certain exceptions, to a restriction on the issuance of any variable priced securities until six months after the effective date of the applicable closing.

The Company is obligated to, from the date of the Securities Purchase Agreement until the date that is three months after the first date on which the aggregate outstanding principal amount of the Notes is less than 5% of the aggregate principal amount of such Notes upon issuance, and upon any issuance by the Company or any of its subsidiaries of indebtedness, preferred shares, common shares, options or securities convertible into common shares, other than certain exempt issuances and specified vessel-related financing transactions, provide the Purchaser with the right to participate in such offering on the same terms, conditions and price provided for in the offering. The Purchaser may collectively participate in an amount of up to 50% of the total offering, with the Purchaser entitled to purchase its pro rata portion of such amount based on its subscription amount relative to the aggregate subscription amounts of all participating purchasers.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

The Notes

The Notes will mature twelve months after the date of issuance, subject to extension at the Company’s option to 18 months, provided that upon such extension the principal amount of the applicable Note will be increased by 5.0%, at which time all outstanding principal and accrued but unpaid interest thereon shall become due and payable. Interest accrues at the rate of 8.0% per annum if paid in cash and 10.0% per annum if paid in Common Shares. While an event of default under the Notes has occurred and is continuing, the Notes will accrue interest at the rate equal to the lesser of 18.0% per annum or the maximum rate permitted under applicable law. Additionally, any overdue accrued and unpaid interest to be paid under the Notes will incur a late fee at an interest rate equal to 12.0% per annum or the maximum rate permitted by applicable law which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.

All of the Notes are convertible into Common Shares at any time by the Purchaser at a conversion price equal to (i) the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance (the “Fixed Conversion Price”), or (ii) an alternate conversion price equal to the greater of (a) 85.0% of the lowest daily volume-weighted average price during the 10 trading days preceding the relevant conversion date and (b) a floor price of $0.50. The Fixed Conversion Price with respect to the Initial Notes is $0.28. The Notes will not be convertible below the Floor Price.

The Purchaser has agreed to a $0.40 minimum resale price for the Common Shares underlying the Notes. Neither the $0.50 Floor price nor the $0.40 minimum resale price will be adjusted for reverse stock splits.

Pursuant to the Notes, the Company may not effect the conversion of any Note, and a Purchaser holding such Note will not have the right to convert such Note, to the extent that after giving effect to the conversion, a Purchaser and its affiliates would beneficially own in excess of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of shares of Common Shares issuable upon conversion.

No fractional shares or scrip representing fractional shares will be issued upon any conversion of a Note. As to any fraction of a share which a Purchaser would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

Pursuant to each Note, the Company must, for so long as such Note is outstanding, cause all payments due under such Note to (i) rank pari passu with all other Notes and (ii) be senior to all other liabilities of the Company and its subsidiaries, other than any Indebtedness (as defined in the Securities Purchase Agreement) secured by a lien on any vessel of the Company and its subsidiaries.

The Notes have customary event of default provisions. Under the Notes, upon the occurrence or existence of any event of default, the outstanding principal amount, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof will be at the holder’s election, immediately due and payable in cash.

The Notes contain certain redemption rights of the Purchaser upon certain financing and change of control events involving the Company.

The foregoing description of the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Notes, the form of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

The Warrants

The Warrants are exercisable immediately upon issuance and expire five years from the initial date of issuance. The exercise price of the Warrants shall be equal to the Fixed Conversion Price of the Notes issued on the same closing date as the relevant Warrants, subject to adjustment pursuant to the terms of the Warrants. The Initial Warrants have an exercise price of $0.28 per share.

Pursuant to the Warrants, a Purchaser holding such Warrant will not have the right to exercise such Warrant, to the extent that after giving effect to the exercise, such Purchaser and its affiliates would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise.

The Warrants may be exercised by the Purchaser by paying the exercise price in cash or on a cashless basis. No fractional shares scrip representing fractional shares will be issued upon any exercise of any Warrant. As to any fraction of a share which the Purchaser would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round down to the next whole share.

The foregoing description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Warrants, the form of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Registration Rights Agreement

On October 27, 2026, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement” and together with the Securities Purchase Agreement, the Notes, the Warrants and the Prefunded Warrants, the “Transaction Documents”) with the Purchaser, pursuant to which the Company agreed to file an initial registration statement within twenty calendar days following the date of the Initial Closing. In addition, pursuant to the Registration Rights Agreement, the Company agreed to file an additional registration statement in connection with the Second Closing, if the Commission does not permit the registration of any additional Common Shares issuable in connection with the Second Closing prior to the Second Closing, within twenty calendar days following the date of the Second Closing.

The Registration Rights Agreement contains customary covenants and indemnification obligations of the parties. The covenants contained in the Registration Rights Agreement were made only for the purposes of the Registration Rights Agreement, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Placement Agency Agreement

Maxim Group LLC acted as the exclusive placement agent (the “Placement Agent”), in connection with the offering, pursuant to a Placement Agency Agreement, dated as of October 27, 2026 by and between the Company and the Placement Agent (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Placement Agent will be entitled to a fee equal to 6.0% of the aggregate purchase price paid by the Purchaser in the offering.

The foregoing description of the Placement Agency Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Placement Agency Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this report on Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding any closing of the transactions discussed herein and the Transaction Documents.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include the words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections. Please see the Company’s filings with the Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this report.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	the Company’s ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including its ability to enter into long-term charters for its vessels;

•	the Company’s future operating and financial results;

•	the Company’s future vessel acquisitions, its business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	the Company’s financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	the Company’s ability to take delivery of, integrate into its fleet, and employ any newbuildings it has ordered or may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of the Company’s vessels and resultant increases in operation and dry-docking costs;

•	the ability of the Company’s vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of the Company’s charterers and the ability of its contract counterparties to fulfill their obligations to the Company;

•	the Company’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for its vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	the Company’s ability to maintain the listing of its Common Shares on the NYSE American or another trading market, in particular, after the Offering of the securities described above and the registration of any Common Shares issuable in connection with the Initial Closing and the Second Closing, respectively;

•	the Company’s ability to comply with additional costs and risks related to its environmental, social and governance policies;

•	potential liability from litigation and the Company’s vessel operations, including purported discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war between the United States, Israel and Iran, the war in Ukraine, the war between Israel and Hamas, the Houthi crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to the Company’s vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;

•	the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other important factors discussed in “Item 3. Key Information-D. Risk Factors” of the Company’s Annual Report on Form 20-F, filed with the Commission on April 1, 2026 or described from time to time in the reports filed by the Company with the Commission.

Should one or more of the foregoing risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on it. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

Any forward-looking statements contained herein are made only as of the date of this Report, and except to the extent required by applicable law or regulation we undertake no obligation to publicly update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The information contained in this Report is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

Exhibit Index

Exhibit No.	Description
1.1	Placement Agency Agreement, by and between the Company and the Placement Agent, dated October 27, 2026
4.1	Form of Senior Convertible Note
4.2	Form of Class D Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Pricing Press Release, dated October 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOP Ships Inc.

Date: November 2, 2026	By: /s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer